UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 8)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended through Amendment No. 7 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth herein.

Item 4.    Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

After considering market and other factors and consulting with his financial and legal advisors, Mr. Repass provided definitive trading instructions his advisors on March 1, 2013, to sell up to 20,000 shares held in trust for the benefit of his minor son and up to 20,000 shares held in trust for the benefit of his adult son, or 40,000 shares in the aggregate.  Between March 6 and March 8, the trusts sold an aggregate of 17,000 shares in open market transactions through Charles Schwab & Co., Inc., a registered broker dealer (“Charles Schwab”).  All sales were made in accordance with the volume, manner of sale and notice requirements of Rule 144, and the sales were all reported on Form 4 filings by Mr. Repass.

The trusts entered into a trading plan, dated March 12, 2013 (the “Trading Plan”), with Charles Schwab for the purpose of effecting sales of up to 23,000 shares of West Marine common stock in the aggregate, 11,500 to be sold on behalf of the trust for the benefit of his minor son and  11,500 shares to be sold on behalf of the trust for the benefit of his adult son, in each case a prices at or above $12.50 per share, all in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  No sales under the Trading Plan will be made before March 28, 2013, and the Trading Plan will terminate on the earlier of all shares being sold in accordance with the Trading Plan or April 26, 203. Sales by the trusts will be made in accordance with the volume, manner of sale and notice requirements of Rule 144.

Mr. Repass reviews his beneficial holdings of West Marine stock, including those of the Repass-Rodgers Family Foundation, Inc. (the “Foundation”), on an ongoing basis and, depending on such review and on various factors, including, without limitation, the trading price of West Marine common stock, market conditions and general economic and industry conditions, Mr. Repass may in the future take such actions with respect to his holdings in West Marine as he deems appropriate.  Such actions include, without limitation, purchasing additional shares of West Marine common stock or selling more shares of West Marine common stock from time to time.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.  While he currently has no definitive plans to sell additional shares other than as set forth above, for estate planning and diversification purposes, Mr. Repass may sell up to 200,000 shares of West Marine common stock each year, and the Foundation also will likely sell additional shares to fulfill its charitable purposes.  Other than as set forth herein, Mr. Repass has no current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Mr. Repass as Chairman of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.  Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 7.01
Trading Plan, dated as of March 12, 2013, between the Randolph K. Repass, as trustee of the Kent-Harris 202 Irrevocable Trust u/a dated 12/07/12 and of the Randolph K. Repass, Jr. 2012 Irrevocable Trust u/a dated 12/0712 and Charles Schwab & Co., Inc.

CUSIP No. 954235107	13D/A	Page 3

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Date: March 12, 2013	By:	/s/ Randolph K. Repass
Randolph K. Repass

Exhibit 7.01

Trading Plan
(SEC Rule 10b5-1)

This Trading Plan is entered into as of March 12, 2013 (the "Signing Date") between Randolph K. Repass ("Client"), as trustee for the Kent-Harris 2012 Irrevocable Trust u/a dated 12/07/12 (the “Kent-Harris Trust”) and for the Randolph K. Repass, Jr 2012 Irrevocable Trust u/a dated 12/07/12 (the “RPK Jr Trust” and together with the Kent-Harris Trust, the “Trusts”) and Charles Schwab & Co., Inc. ("Broker").

WHEREAS, Client wishes to establish this Trading Plan to sell shares of Common ("Stock") of West Marine, Inc. (WMAR) ("Issuer") in accordance with the requirements of SEC Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

NOW, THEREFORE, Client and Broker agree as follows:

1.
Trade Instructions.  Client hereby instructs Broker to effect sales or purchases of shares of Stock of Issuer from or into the Account, as the case may be, in accordance with the attached Appendix A to Trading Plan ("Appendix A"). If Client specifies a date for trading which is a weekend or holiday, the trade shall not take place until after the opening of regular market trading hours on the next trading day.

2.      Term.  This Trading Plan shall become effective on March 28, 2013 (the "Trading Plan Effective Date") and shall terminate on the earlier of

(1)
April 26, 2013; (2) the execution of all of the trades or expiration of all of the orders relating to such trades  as specified in Appendix A and/or Appendix B; (3) the date Broker receives notice of the liquidation, dissolution, bankruptcy, or insolvency of Client; (4) the date Broker receives notice of Client's death; or (5) the termination of this Trading Plan in accordance with Section 7(b) or Section 15 hereof.

3.      Representations and Warranties.  Client represents and warrants that as of the date of this Trading Plan:

(a)
Client is not aware of any material nonpublic information concerning Issuer or any of its securities (including the Stock) and is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

(b)	Client is permitted to sell or purchase Stock in accordance with Issuer's insider trading policies and has obtained the approval of Issuer's counsel to enter into this Trading Plan.

(c)
There are no legal, regulatory, contractual, or other restrictions applicable to the trades contemplated under this Trading Plan that would interfere with Broker's ability to execute trades and effect delivery and settlement of such trades on behalf of Client (collectively, "Client Trading Restrictions").

4.
Intent to Comply With Rule 10b5-1(c).  It is Client's intent that this Trading Plan comply with the requirements of Rule 10b5-1(c), and this Trading Plan shall be interpreted to comply with such requirements.

5.	Rule 144. Section 5 applies if the Client may be deemed an "affiliate" of Issuer, as the term "affiliate" is defined in Rule 144 under the Securities Act of 1933, as amended.

(a)
Broker agrees to conduct all sales of Stock in accordance with the manner-of-sale requirements of Rule 144. Broker further agrees not to effect any sale of Stock that would exceed the amount limitation under Rule 144, assuming sales in the 237,000 shares of Stock sold in the past three months and Broker’s sales of Stock are the only sales subject to such limitation. Client agrees not to take, and not to cause any person or entity with which Client would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take, any action that would cause sales of Stock by Broker not to comply with Rule 144.

(b)
Each Trust agrees to provide Broker with five executed copies of Form 144, which Broker shall complete and file on behalf of each Trust in the event of sales of Stock under this Trading Plan. Client understands and agrees that such Form 144 will include the date this Trading Plan was adopted.

(c)
Client shall disclose to Broker all trading plans involving the Stock established by Client at other firms that would be effective at any time during the period this Trading Plan is in effect and all trading activity involving the Stock that occurs during such period or that occurs within 90 days prior to the commencement of such period.

(d)	Client agrees to notify Broker immediately if there is any change in Client’s employment or affiliate or non-affiliate status.

6.
Section 13 or Section 16 Filings.  Client acknowledges and agrees that Client is responsible for making all filings, if any, required under Section 13 or Section 16 of the Exchange Act (and the rules and regulations thereunder)  with respect  to trades pursuant  to this Trading Plan. To comply with Section 16 accelerated reporting requirements, Each Trust must complete separately a duly executed Broker Instruction Letter.

7.	Market Disruptions and Trading Restrictions.

(a)
Client understands that Broker may not be able to effect a trade, in whole or in part, due to a market disruption or a legal, regulatory, or contractual restriction applicable to Broker or any other event or circumstance. Client also understands that Broker may be unable to effect a trade consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the trade date specified in Appendix A and/or Appendix B. As soon as reasonably  practicable after the cessation or termination of any such market  disruption, restriction event, or circumstance, Broker shall resume effecting trades in accordance with the express  provisions  of this Trading Plan which are then applicable. Trades that are not executed as the result of any such market disruption, restriction, event, or circumstance shall not be deemed to be a part of this Trading Plan.

(b)
If Issuer enters into a transaction or if any other event occurs that results, in Issuer's good faith determination, in the imposition of any Client Trading Restrictions, such as a stock offering requiring an affiliate lockup, Client and Issuer shall promptly, but in no event later than three days prior to the date of the remaining trade(s) specified in Appendix A and/or Appendix B, provide Broker notice of such restrictions. With respect to any Client Trading Restrictions for which Client and Issuer have given Broker notice, Broker shall stop effecting trades under this Trading Plan, and this Trading Plan shall thereupon terminate. In such case, Client, Broker, and (for purposes of acknowledgment) Issuer shall cooperate to establish a new trading plan in accordance with the requirements of Rule 10b5-1(c).

8.
Hedging Transactions.  While this Trading Plan is in effect, Client agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible into or exchangeable for Stock, or any option or other right to purchase or sell Stock or such convertible or exchangeable securities).

9.	Margin Loans. Shares subject to this Trading Plan may not be used to secure margin loans to Client made by Broker.

10.
Compliance With Laws and Rules.  Client understands and agrees that it is the responsibility of Client, and not Broker or Issuer, to determine whether this Trading Plan meets the requirements of Rule 10b5-1(c) and any other applicable federal or state laws or rules.

11.
Entire Trading Plan.  This Trading Plan constitutes the entire trading plan between Client and Broker and supersedes and replaces any prior instructions under Rule 10b5-1 from Client to Broker with respect to the sale or purchase of shares from or into the Account, as the case may be.

12.
Notices and other Communications.  Any notices required or permitted to be given by Issuer and/or Client under this Trading Plan shall be provided in writing by fax, signed by Client and Issuer, and confirmed by telephone (Attn: Restricted Stock Service, Fax: 1-877-724-9229; Tel.: 1-800-239-2506).

With respect to any Client Trading Restrictions, Client and Issuer shall provide Broker notice of the anticipated duration of such restrictions, but shall not provide Broker information about the nature of such restrictions or any other information about such restrictions. Further, in no event shall Client or Issuer, at any time while this Trading Plan is in effect, communicate any material nonpublic information concerning Issuer or its securities (including the Stock) to Broker. Further, Client shall not at any time attempt to exercise any influence over how, when, or whether to effect trades under this Trading Plan.

13.
Third-Party Beneficiary.  Client intends Issuer to be a third-party beneficiary of each and every representation and warranty contained in this Trading Plan to the fullest extent necessary to enable Issuer to be fully protected from direct or indirect liability in connection with this Trading Plan.

14.
Governing Law.  This Trading Plan shall be governed by and construed in accordance with the laws of the state of California as applied to agreements made and wholly performed in the state of California.

15.
Amendments and Termination.  This Trading Plan may be amended, modified, or terminated only by a written instrument signed by Client, acknowledged by Broker, and acknowledged by Issuer (except as provided in Section 7(b) hereof). Client acknowledges and understands that any amendment to, or modification of, this Trading Plan shall be deemed to constitute the creation of a new trading plan. Accordingly, Client shall be required to restate and reaffirm, as of the date of such amendment or modification, each of the representations and warranties contained in Section 3 of this Trading Plan.

16.	Counterparts. This Trading Plan may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have signed this Trading Plan as of the Signing Date.

Name of Client:    Randolph K. Repass, as trustee for the Kent-Harris 2012 Irrevocable Trust u/a dated 12/07/12 and for the Randolph K. Repass, Jr 2012 Irrevocable Trust u/a dated 12/07/12

Name of Client:	Randolph K. Repass, as trustee for the Kent-Harris 2012 Irrevocable Trust u/a dated 12/07/12 and for the Randolph K. Repass, Jr 2012 Irrevocable Trust u/a dated 12/07/12
Signature of Client:	/s/ Randolph K. Repass
Date:	March 12, 2013
Accepted by:	Charles Schwab & Co., Inc.
By:	/s/ James Westbay
Name:	James Westbay
Title:	Director
Date:	March 13, 2013
Acknowledged by:
Name of Issuer:	West Marine, Inc.
By:	/s/ Pamela J. Fields
Title:	SVP + General Counsel
Date:	March 12, 2013

If you have any questions or need help completing your forms, call Schwab’s Restricted Stock Service(R) at 1-800-239-2506 during business hours. Please send forms to: Charles Schwab & Co., Inc., Attention: Restricted Stock Service, 211 Main Street, SF215FMT-5, San Francisco, CA 94105.

Appendix A to Trading Plan (SEC Rule 10b5-1)
Instructions for Sale or Purchase of Stock of Issuer

Client Information (Check applicable boxes.)

a)   ☒I am        ☐ I am not an officer, director, or 10% owner of Issuer.

b)   ☒ I have     ☐    I have not been notified by Issuer that I may be deemed an “affiliate,” as defined in Rule 144 of the Securities Act of 1933, as amended.

Share Sale/Purchase of Long Shares Held on Deposit
Effective Date of Sale/Purchase	Buy or Sell	Number of Shares1	Original Purchase Date (for Sales Only)	Nature of Acquisition (for Sales Only)	Type of Order2	Duration of Order3 (Indicate Order Cancellation Date)
March 28, 2013	Sell	23,000		Gift	Limit Not Held	April 26, 2013
					12.50

1      Order details listed will not be adjusted to reflect stock splits or other similar changes in Issuer’s capitalization that may occur prior to execution of the trades. Client is responsible for canceling this plan and entering into a new plan in order to reflect capitalization changes as necessary.
2    Examples of “Type of Order” include, but are not limited to, Market, Limit, and Volume-Weighted Average Price (VWAP). Limit prices must be specified for limit orders.
  Depending on order size and market exchange, market orders may be executed on a “not held” basis.
   Limit price orders are at the limit or better, beginning at the opening of regular market trading hours on the specified trade date and expiring at the close of regular market trading hours on the trade date, unless a specific cancellation date is indicated in “Duration of Order.”

  VWAP is an order type executed on a “best efforts” basis by using a tracking algorithm designed to achieve pricing that closely replicates the average price at which shares are traded throughout the day. Actual calculation techniques may vary.
3   Open orders will be canceled at the close of regular market trading hours on the date specified in “Duration of Order.” If the expiration date falls on a weekend or holiday, the cancellation of the order shall be effective at the close of regular market trading hours on the previous trading day. Orders shall be automatically canceled in the event of any earlier termination of the Trading Plan in accordance with Section 2 thereof.
  Orders with durations exceeding 60 days will be re-entered every 60 days until the Order Cancellation Date, which, in the case of each re-entry, could change the order of execution.

Name of Client: Randolph K. Repass, as trustee for the Kent-Harris 2012 Irrevocable Trust u/a dated 12/07/12 and for the Randolph K. Repass, Jr 2012 Irrevocable Trust u/a dated 12/07/12	Accepted by: Charles Schwab & Co., Inc.	Acknowledged by:
Signature of Client: /s/ Randolph K. Repas	By: /s/ James Westbay	Name of Issuer: West Marine, Inc.
Date: March 12, 2013	Name: James Westbay	By: /s/ Pamela J. Fields
	Title: Director	Name: Pamela J. Fields
	Date: March 13, 2013	Title: SVP + General Counsel
Date: March 12, 2013

Commission will be at broker-assisted rate or at 4 cents per share (Broker to complete).

Addendum to Trading Plan

The following modifies that certain Trading Plan between the Repass-Rogers Family Foundation and Charles Schwab Co., Inc. dated as of March 12, 2013 (the “Trading Plan”).  The provisions hereof are incorporated into the Trading Plan and made a part thereof.  To the extent that any provisions of this Addendum are inconsistent with the Trading Plan, the terms of this Addendum shall prevail.

On the day of any sale of Stock under the Trading Plan, Broker shall advise by email of each sale that day, separately providing the number of shares sold at each selling price, to the following:

Pamela J. Fields                 pamf@westmarine.com

Amanda Coullahan                           amandac@westmarine.com
Ryan Mason                                      rmason@argoswealthadvisors.com
Thomas D. Twedt                              ttwedt@dowlohnes.com

This Addendum may be signed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures on each counterpart were upon the same instrument.  This Addendum and the Trading Plan may be executed by facsimile or portable document format (“PDF”) any signature delivered by facsimile or PDF shall be deemed an original for all purposes.

The undersigned have signed Addendum as of the date of the Trading Plan

/s/ Randolph K. Repass
By: Randolph K. Repass, as trustee for the Kent-Harris 2012 Irrevocable Trust u/a dated 12/07/12 and for the Randolph K. Repass, Jr 2012 Irrevocable Trust u/a dated 12/07/12

/s/ James Westbay
Charles Schwab & Co., Inc.
By: James Westbay, Director